FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Second Quarter and First Half 2008 Earnings Release
Regulated Information
August 4, 2008 - 8:00 a.m. CET

DELHAIZE GROUP CONFIRMS SECOND QUARTER RESULTS—

4.1% ORGANIC REVENUE GROWTH FOR THE FIRST HALF YEAR

Financial Highlights Second Quarter 2008

•	Revenue growth of +2.6% at identical exchange rates

•	Comparable store sales growth of +1.9% in the U.S. and +0.7% in Belgium

•	Strong double-digit revenue growth in Greece (+14.5%) and in Indonesia and Romania (+32.1% at identical exchange rates)

•	Group share in net profit increase of +56.8% at identical exchange rates due primarily to prior year financial charges

Financial Highlights First Half 2008

•	Revenue growth of +3.7% at identical exchange rates

•	Organic revenue growth of +4.1%

•	Comparable store sales growth of +2.2% in the U.S. and +1.3% in Belgium

•	Group share in net profit increase of +24.3% at identical exchange rates

CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In the second quarter of 2008 our revenues grew at a rate that is reflective of the current economic environment with consumers’ purchasing power under pressure. In this context, we have been increasingly focusing on our price position. We are fortunate to have our most powerful private label offering ever, giving our customers high quality alternatives at great prices. We are committed to fund price investments and offset underlying cost pressures through major savings initiatives that will have a lasting effect on our organization. We continue to focus on our long-term strategies, which will make us even stronger when we emerge from this challenging economy.”

Financial Highlights

Q2 2008 (1)				H1 2008 (1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
4,454.3	-7.5%	+2.6%	Revenues	8,953.2	-6.0%	+3.7%
193.9	-22.1%	-12.3%	Operating profit	399.6	-16.5%	-6.6%
4.4%	—	—	Operating margin	4.5%	—	—
147.1	+70.5%	+91.3%	Profit before taxes and discontinued operations	304.3	+21.2%	+35.3%
113.8	+80.9%	+101.9%	Net profit from continuing operations	218.7	+26.4%	+40.0%
116.3	+42.9%	+56.8%	Group share in net profit	218.1	+13.1%	+24.3%
1.17	+39.3%	+52.4%	Basic earnings per share (Group share in net profit)	2.20	+10.0%	+20.5%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 13.7% in the second quarter of 2008 and decreased by 13.2% in the first half of 2008 compared to last year.

SECOND QUARTER 2008 INCOME STATEMENT

In the second quarter of 2008, Delhaize Group posted revenue growth of 2.6% at identical exchange rates. At actual exchange rates, revenues declined by 7.5% to EUR 4.5 billion due to a 13.7% weaker U.S. dollar versus the euro. Organic revenue growth amounted to 2.9% for the quarter. The revenue growth in the second quarter of 2008 was driven by:

•	a 2.3% increase of U.S. revenues in local currency, supported by comparable store sales growth of 1.9%;

•

a 0.6% decrease of Belgian revenues, negatively impacted by the divestiture of Di last year and the conversion of Cash Fresh stores to affiliated stores, yet supported by 0.7% comparable store sales growth;

•	the solid performance of Alfa-Beta, delivering a 14.5% increase in revenues (10.8% excluding Plus Hellas acquisition); and

•	strong revenue growth of 32.1% in Romania and Indonesia (Rest of the World) at identical exchange rates.

Delhaize Group ended the second quarter of 2008 with a sales network of 2,602 stores, representing a net addition of 41 stores for the quarter (including 29 newly acquired Plus Hellas stores in Greece).

Gross margin declined to 24.9% of revenues (25.5% in 2007) mainly as a result of the smaller contribution of our U.S. business due to the weakening of the U.S. dollar versus the euro. At identical exchange rates, gross margin declined by 32 basis points, mainly as a result of the divestiture of Di, the conversion of Cash Fresh stores to affiliated stores, price investments at Sweetbay and higher fuel costs. In the U.S., gross margin increased by favorable mix changes especially as a result of an increase in private label revenues.

Other operating income decreased by 21.7% at identical exchange rates and by 27.0% at actual rates to EUR 20.8 million mainly because the second quarter of last year was favorably impacted by EUR 3.0 million related to the sale of Di and by EUR 4.2 million related to the sale of Cash Fresh stores to independent store owners in Belgium (compared to EUR 2.2 million this quarter).

Selling, general and administrative expenses increased by 24 basis points as a percentage of revenues to 21.0% due to soft sales, the timing of market renewals at Food Lion, higher utility costs, the start of the integration of Plus Hellas and expenses related to the data security breach at Hannaford. In Belgium, operating expenses as a percentage of revenues decreased compared to last year as a result of the divestiture of Di and the conversion of Cash Fresh stores to affiliates and cost saving initiatives. At Sweetbay, the leverage effect of increased revenues continued to be beneficial for operating expenses as a percentage of revenues.

Other operating expenses amounted to EUR 3.6 million in the second quarter of 2008, a decrease of 56.6% at actual rates compared to the second quarter of last year which included EUR 2.5 million related to the sale of Di.

Operating margin was 4.4% of revenues (5.2% in 2007) and operating profit decreased to EUR 193.9 million, a 12.3% decrease at identical exchange rates (-22.1% at actual exchange rates). The year-over-year comparison is negatively impacted by EUR 6.6 million related to the start of the integration of Plus Hellas since its acquisition on April 1, 2008, and by last year’s divestiture of Di and the gains on the sale of Cash Fresh stores to affiliated owners (net effect of EUR 4 million). Excluding these elements, operating profit would have decreased by 8.3% at identical rates for this quarter.

Net financial expenses amounted to EUR 46.8 million, a decrease of 71.2% at actual rates compared to the second quarter of 2007, which included a EUR 103.8 million charge related to the debt refinancing transaction. Lower coupon rates on the outstanding debt and the weakening of the U.S. dollar contributed to lower financial expenses this year.

The effective tax rate decreased to 22.6% (27.1% in the second quarter of 2007). The effective rate was favorably impacted in the second quarter of 2008 by the positive resolution of federal tax matters in the U.S., while the second quarter of 2007 benefited from the favorable tax impact of the debt refinancing.

Net profit from continuing operations increased by 80.9% at actual exchange rates (101.9% at identical exchange rates) compared to the second quarter of last year which included the refinancing charge, and amounted to EUR 113.8 million. Basic net profit from continuing operations amounted to EUR 1.14 per share (EUR 0.61 in 2007). The result from discontinued operations, net of tax, amounted to EUR 2.9 million compared to EUR 21.9 million last year as the second quarter of 2007 included a positive accumulated foreign currency translation adjustment of EUR 23.7 million recorded upon closing of the sale of Delvita in the Czech Republic on May 31, 2007.

Group share in net profit amounted to EUR 116.3 million, an increase of 56.8% at identical exchange rates (42.9% at actual exchange rates) compared to 2007. Per share, basic net profit was EUR 1.17 (an increase of 39.3% over the EUR 0.84 of 2007) and diluted net profit was EUR 1.14 (EUR 0.81 in 2007).

SECOND QUARTER 2008 CASH FLOW STATEMENT AND BALANCE SHEET

In the second quarter, net cash provided by operating activities decreased from EUR 245.9 million in 2007 to EUR 133.1 million in 2008 as a result of lower profit from operations and more cash used in working capital. Capital expenditures increased by 16.4% to EUR 171.8 million primarily as a result of higher spending at Food Lion due to earlier remodeling activity than last year, the conversion of Plus Hellas stores in Greece, and increased spend on IT projects and IT infrastructure at Delhaize Belgium.

Delhaize Group had a free cash flow of EUR -25.5 million, a decrease of EUR 221.6 million compared to last year as a result of lower operating cash flow combined with higher cash outflows due to increased capital expenditures in the second quarter of 2008 and the EUR 119.0 million proceeds received in the second quarter of last year for the disposals of Delvita and Di. Delhaize Group held EUR 258.1 million cash and cash equivalents at the end of June 2008.

Delhaize Group’s net debt amounted to EUR 2.2 billion at the end of June 2008 (62.8% of equity), a decrease of EUR 20.9 million compared to the end of December 2007 (EUR 2.2 billion or 61.0% of equity), mainly as a result of the weakening of the U.S. dollar by 6.6% between the two balance sheet dates.

In the second quarter of this year, Alfa-Beta issued a EUR 80 million 5-year bond for the financing of the acquisition of Plus Hellas. Delhaize Group repaid a EUR 100 million 8% bond in May of this year using cash on hand and existing credit facilities.

FIRST HALF 2008 INCOME STATEMENT

In the first half of 2008, revenues of Delhaize Group increased by 3.7% at identical rates and decreased by 6.0% at actual rates to EUR 9.0 billion because the U.S. dollar weakened by 13.2% versus the euro. Organic revenue growth amounted to 4.1%. Revenue growth in the first half of the year was the result of:

•	a 3.7% increase of U.S. revenues in local currency driven by comparable store sales growth of 2.2% and by new store openings;

•	a 0.1% increase of revenues in Belgium, supported by 1.3% comparable store sales growth and negatively impacted by the sale of Di and conversions of Cash Fresh stores to affiliates;

•	a strong 14.7% increase in Greek revenues due to store openings, the good performance of the stores remodeled last year and the acquisition of Plus Hellas; and

•	a 32.0% increase of revenues in Romania and Indonesia (Rest of World) at identical exchange rates.

Gross margin was 25.1% of revenues (compared to 25.5% in the first half of 2007) mainly due to the lower contribution of our U.S. operations as a result of the weakening of the U.S. dollar versus the euro. At identical exchange rates, gross margin declined by 14 basis points mainly due to the divestiture of Di and the conversion of Cash Fresh stores to affiliated stores in Belgium, price investments at Sweetbay and higher fuel costs, partly offset by favorable mix changes especially at Food Lion supported by an increase in private label revenues.

Other operating income decreased by 9.2% at identical rates and by 15.2% at actual rates to EUR 41.4 million primarily due to the sale of Di in the second quarter of last year and less gains this year related to the sale of Cash Fresh stores to independent owners in Belgium.

Selling, general and administrative expenses slightly increased to 21.1% of revenues (20.9% last year) as a result of the negative operating leverage of soft sales, the Food Lion market renewals, the start of the integration of Plus Hellas and higher fuel costs.

The operating margin of Delhaize Group decreased to 4.5% of revenues compared to 5.0% in the first half of 2007. As a result, operating profit decreased by 6.6% at identical exchange rates and decreased by 16.5% at actual rates to EUR 399.6 million. Excluding the effect of the start of the integration of Plus Hellas, the Di divestiture and the gains on the sale of Cash Fresh stores to affiliated owners, operating profit declined by 4.2% at identical exchange rates.

Net financial expenses significantly decreased, amounting to EUR 95.3 million, a 58.1% decrease compared to last year as a result of the debt refinancing transaction in 2007 and the weakening of the U.S. dollar versus the euro.

The effective tax rate decreased to 28.1% in 2008 from 31.1% in 2007 because of the positive resolution of federal tax matters in the U.S. in the first half of the current year, while the tax rate in the first half of last year benefited from the favorable tax impact of the debt refinancing completed in the second quarter and from a tax refund received in the first quarter.

Net profit from continuing operations amounted to EUR 218.7 million, a 26.4% increase compared to last year, or EUR 2.17 per basic share (EUR 1.74 in 2007).

In the first half of 2008, the result from discontinued operations, net of tax, amounted to EUR 2.7 million compared to EUR 25.0 million last year which included a positive accumulated foreign currency translation adjustment of EUR 23.7 million recorded as part of the closing of the sale of Delvita.

As a result, Group share in net profit amounted to EUR 218.1 million, an increase of 13.1% at actual rates (24.3% at identical exchange rates) compared to last year. Per share, basic net profit was EUR 2.20 (EUR 2.00 in the first half of 2007) and diluted net profit EUR 2.14 (EUR 1.91 in the first half of 2007).

SEGMENT REPORTING

Second Quarter 2008		Revenues			Operating Margin				Operating Profit/(Loss)
(in millions)		2nd Q 2008	2nd Q 2007	2008 /2007	2nd Q 2008		2nd Q 2007		2nd Q 2008		2nd Q 2007		2008 /2007
United States	USD	4,654.6	4,547.9	+2.3%	5.1%		5.5%		236.1		252.2		-6.4%
United States	EUR	2,975.7	3,375.3	-11.8%	5.1%		5.5%		150.9		187.2		-19.4%
Belgium(1)	EUR	1,102.9	1,109.8	-0.6%	4.2	%(2)	5.4	%(2)	45.8	(2)	59.7	(2)	-23.3%
Greece(3)	EUR	329.2	287.5	+14.5%	1.0%		4.3%		3.3		12.3		-73.1%
Rest of the World(4)	EUR	46.5	40.3	+15.4%	1.2%		1.1%		0.5		0.4		+19.3%
Corporate	EUR	—	—	N/A	N/A		N/A		(6.6	)(2)	(10.7	)(2)	+37.6%

TOTAL	EUR	4,454.3	4,812.9	-7.5%	4.4%		5.2%		193.9		248.9		-22.1%

(1)	Excluding Di from 2007 results, revenues would have increased by 1.7% and operating profit would have decreased by 20.5%.
(2)	Operating margin and operating profit for “Belgium” and “Corporate “for 2007 have been adjusted based on the new cost allocation policy implemented in 2008.
(3)	Excluding Plus Hellas from 2008 results, revenues would have increased by 10.8% and operating profit would have decreased by 19.6%., and operating margin would have been 3.1%.
(4)	The segment which was previously called “Emerging Markets” has been renamed “Rest of the World” and includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). It excludes Delvita reclassified to results from discontinued operations until its sale on May 31, 2007.

First Half 2008		Revenues			Operating Margin				Operating Profit/(Loss)
(in millions)		1st H 2008	1st H 2007	2008 /2007	1st H 2008		1st H 2007		1st H 2008		1st H 2007		2008 /2007
United States	USD	9,256.3	8,927.9	+3.7%	5.2%		5.6%		477.3		492.8		-3.1%
United States	EUR	6,048.3	6,717.3	-10.0%	5.2%		5.5%		311.8		370.8		-15.9%
Belgium(1)	EUR	2,172.1	2,170.6	+0.1%	4.0	%(2)	4.8	%(2)	85.8	(2)	103.4	(2)	-17.0%
Greece(3)	EUR	641.8	559.4	+14.7%	2.2%		3.4%		13.9		19.1		-27.3%
Rest of the World(4)	EUR	91.0	78.0	+16.6%	1.6%		1.8%		1.5		1.4		+4.6%
Corporate	EUR	—	—	N/A	N/A		N/A		(13.4	)(2)	(16.1	)(2)	+16.3%

TOTAL	EUR	8,953.2	9,525.3	-6.0%	4.5%		5.0%		399.6		478.6		-16.5%

(1)	Excluding Di from 2007 results, revenues would have increased by 2.3% and operating profit would have decreased by 14.6%.
(2)	Operating margin and operating profit for “Belgium” and “Corporate” for 2007 have been adjusted based on the new cost allocation policy implemented in 2008.
(3)	Excluding Plus Hellas from 2008 results, revenues would have increased by 12.8% and operating profit by 7.2%., and operating margin would have been 3.3%.
(4)	The segment which was previously called “Emerging Markets” has been renamed “Rest of the World” and includes Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). It excludes Delvita reclassified to results from discontinued operations until its sale on May 31, 2007.

•

In the second quarter of this year, revenues from our operations in the United States grew by 2.3% to USD 4.7 billion (EUR 3.0 billion). Comparable store sales growth was 1.9% (1.0% non-adjusted for the timing of Easter). Revenues in the U.S. in the second quarter of this year were supported by high retail inflation and 24 new stores compared to the second quarter of 2007. During the first half of 2008, U.S. revenues of Delhaize Group grew by 3.7%.

During the second quarter, we have seen a reduction in the number of items purchased per visit across our U.S. operating companies, reflecting more prudent consumer spending. The softer economic environment has also resulted in fewer transactions at Food Lion and Hannaford. At Sweetbay, strategic price investments started in the summer of last year have continued to bear fruit as evidenced by the increasing number of transactions and the strongest comparable store sales growth of our three U.S. operating companies.

In our three U.S. companies, private label revenues have increased, in particular at Food Lion where during the second quarter private label penetration has increased by almost 150 basis points compared to the same period last year as a result of the roll-out of our three-tier program and customers trading down to meaningful alternatives.

At the end of June 2008, Delhaize Group operated 1,575 supermarkets in the U.S. In the second quarter of 2008, Food Lion re-launched 58 stores that were part of the market renewal programs in Savannah, Georgia and Wilmington, North Carolina. The market renewal programs have now covered approximately 500 stores and nine markets since they started in 2004. In addition to the market renewals, during the first half of this year Food Lion opened 11 new stores, closed or relocated 17 stores and remodeled 6 stores. Hannaford remodeled 2 stores and relocated 1 store.

In the second quarter of 2008, operating profit decreased by 6.4% at identical exchange rates, due to higher operating expenses as a percentage of revenues. The increase in operating expenses was the result of soft sales, the timing of market renewals that were more weighted towards the first half of 2008, higher energy costs following significant fuel costs increases and expenses related to the data security breach at Hannaford. Also, advertising expenses were higher as a result of the launch of Guiding Stars at Food Lion and the roll-out of the three-tier private label program and the assortment of chilled prepared meals On-the-Go-Bistro in our U.S. companies.

Gross margin increased slightly in the second quarter, mainly due to favorable product mix changes at Food Lion, through an increase in private label sales in both fresh and dry grocery categories. Cost inflation was largely passed on to the consumer, with the exception of Sweetbay where price investments that started in the summer of 2007 continued. In June, Hannaford reduced prices on more than 1,500 products to retain price competitiveness. During the first six months of 2008, the operating profit of our U.S. business decreased by 3.1% to USD 477.3 million.

In 2008, Delhaize Group plans to open between 37 and 42 new supermarkets in the U.S. In addition, the Group plans to close approximately 13 stores of which seven will be relocated, resulting in a net increase of 24 to 29 stores. Approximately 150 U.S. stores will be remodeled in 2008. Food Lion will remodel 141 stores as part of its market and store renewal programs. Two more market renewals are planned by Food Lion for the year 2008: Richmond, Virginia, and Charlottesville, Virginia.

•

In the second quarter of 2008, revenues of Delhaize Belgium decreased by 0.6% to EUR 1.1 billion. Excluding the negative impact of the divestiture in June 2007 of Di, the beauty and body care business, and the conversion of Cash Fresh stores to affiliates, revenues grew by 2.1%. Comparable store sales grew by 0.7% (0.4% unadjusted for the effect of the forced closing of company-operated stores on May 2, 2008). Delhaize Belgium continued to record an increase in transactions, but revenues were negatively affected by a lower number of items per transaction as a result of more prudent spending by consumers. During the first half of 2008, Delhaize Belgium revenues increased by 0.1%.

During the second quarter, the sales network of Delhaize Belgium grew by 4 stores to 752 at the end of June 2008, including 135 company-operated supermarkets in Belgium, 34 stores in the Grand Duchy of Luxembourg and four stores in Germany. Market share continued to be under pressure but the trend has improved during the recent months.

Operating profit decreased by 23.3%. The operating margin of Delhaize Belgium was 4.2% (including the effect of the change in cost allocation policy previously announced). The decrease in operating margin compared to the second quarter of last year was partially due to the divestiture of Di and the sale of Cash Fresh stores to affiliated owners, which had a combined net effect of EUR 4 million on operating profit. Excluding those elements, the operating margin declined to 4.0% compared to 4.9% the previous year mainly as a result of softer sales, higher utility costs, salary indexation and higher depreciation expense, partly offset by cost savings initiatives. For the first six months of 2008, the operating profit at Delhaize Belgium decreased by 17.0% and amounted to EUR 85.8 million.

Delhaize Belgium remained committed to its strategic price reductions that started at the beginning of this year, which have been largely compensated through more favorable buying terms. Internal food inflation of Delhaize Belgium remained well below national food inflation in the second quarter of 2008.

Delhaize Belgium expects to end 2008 with a store network of between 784 and 789 stores, as a result of the net addition of 46 to 51 stores (including two company-operated supermarkets), compared to 27 in 2007. Delhaize Belgium plans to remodel 16 stores in 2008 and convert the remaining Cash Fresh stores to Delhaize banners.

•

In the second quarter of 2008, revenues in Greece grew by a strong 14.5% driven by solid comparable store sales growth, particularly due to the good performance of the stores remodeled in 2007, the acquisition of Plus Hellas and new store openings. These were partially offset by the effects of a strike in the transportation industry and a weaker economic environment. Excluding Plus Hellas, revenues would have grown by 10.8%. Both transaction count and average basket size continued to increase, showing customer loyalty to the Alfa-Beta brand. In the first half of 2008, revenues in Greece increased by 14.7%.

Alfa-Beta’s operating margin was 1.0% of revenues due to the start of the integration of Plus Hellas that had a negative effect of EUR 6.6 million on Alfa-Beta’s operating profit. Excluding Plus Hellas, the operating margin of Alfa-Beta was 3.1%, a decrease compared to 4.3% last year due to higher fuel prices, increased staff costs and higher advertising expenses due to timing. Operating profit for the first half of 2008, decreased by 27.3% to EUR 13.9 million.

In 2008, the sales network of Alfa-Beta is expected to pass the milestone of 200 stores thanks to 15 store openings and the acquisition of Plus Hellas completed on April 1, 2008.

•

Revenues in the Rest of the World segment (Romania and Indonesia) increased by 15.4% (32.1% at identical exchange rates) in the second quarter of 2008 to EUR 46.5 million, as a result of the expansion of the store network in both countries and high comparable store sales growth. Operating profit increased by 19.3% in the Rest of the World segment to EUR 0.5 million. In the first six months of 2008, revenues grew by 16.6% (32.0% at identical exchange rates) and operating profit grew by 4.6% to EUR 1.5 million.

On March 31, 2008, Delhaize Group has entered into an agreement to purchase the La Fourmi chain of 14 supermarkets in Romania for an amount of EUR 18.6 million, subject to contractual adjustments. On August 1, 2008, the Romanian antitrust authorities gave their unconditional approval for the acquisition, which is expected to close in the third quarter of this year.

In 2008, Delhaize Group expects to increase its sales network by 25 stores in the Rest of the World segment to a total of 103 stores, including the 14 La Fourmi supermarkets.

2008 FINANCIAL OUTLOOK

Delhaize Group confirms the full year 2008 guidance which it updated on July 18, 2008. In 2008, Delhaize Group expects the following financial results at identical exchange rates (1 EUR = 1.3705 USD) and excluding the 53rd week in the U.S. and the impact of the acquisition of Plus Hellas:

For the U.S. operations of Delhaize Group:

•	Comparable store sales growth of 1.5% to 2.5%

For Delhaize Group:

•	Revenue growth of 3.0% to 4.5%

•	Operating profit growth of 0.0% to 3.0%

•	Net profit from continuing operations (including minority interests) growth of 15% to 20%

Including the effects of the 53rd week in the U.S. and the acquisition of Plus Hellas, revenue growth of Delhaize Group is expected to be between 4.7% and 6.2% in 2008, and operating profit growth is expected to be between 1% and 4% (all at identical exchange rates).

As already announced our full year 2008 earnings growth will be entirely weighted towards the second half of the year. The reasons for this are:

•	Timing of the expected positive earnings impact from market renewals at Food Lion, with

•	Higher remodeling costs in the first half of 2008 compared to 2007;

•	Roll-out costs of the U.S. private label program in the first half of 2008;

•	Timing of the EUR 60 million planned cost and efficiency savings;

•	Timing of store openings in the Group.

Additionally, the second half of 2007 is an easier basis for comparison mainly due the major price investments made last year at Hannaford and Sweetbay and the weaker results of Delhaize Belgium in the second half of 2007, as well as the Sweetbay impairment charge in the fourth quarter of 2007.

In addition, Delhaize Group repeats the guidance 2008 (at identical exchange rates):

•	Net financial expenses to be approximately EUR 215 million

•	An effective tax rate between 34.5% and 35.5%

•	Capital expenditures for the Group of approximately EUR 775 million, including USD 750 million for our U.S. operations.

Delhaize Group plans to end the year with a store network of between 2,686 and 2,696 stores, as a result of the net addition of 141 to 151 stores.

CONFERENCE CALL AND WEBCAST

Delhaize Group’s management will comment on the second quarter 2008 results during a conference call starting August 4, 2008 at 03:00 pm CET / 09:00 am EDT. The conference call can be attended by calling + 44 20 7162 0025 (U.K.) or +1 334 323 6201 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

FINANCIAL CALENDAR

•	Press release - 2008 third quarter results	November 6, 2008

•	Press release - 2008 fourth quarter and full year 2008 revenues	January 16, 2009

•	Press release - 2008 fourth quarter and full year 2008 results	March 12, 2009

CONTACTS

Guy Elewaut: + 32 2 412 29 48
Geert Verellen: + 32 2 412 83 62
Aurélie Bultynck: + 32 2 412 83 61
Barbera Hoppenbrouwers: + 32 2 412 86 69
Amy Shue: +1 704 633 82 50 (ext. 2529)

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements (Unaudited)

2nd Q 2008	2nd Q 2007	(in millions of EUR)	1st H 2008	1st H 2007
4,454.3	4,812.9	Revenues	8,953.2	9,525.3
(3,343.2)	(3,585.9)	Cost of sales	(6,704.0)	(7,097.3)

1,111.1	1,227.0	Gross profit	2,249.2	2,428.0
24.9%	25.5%	Gross margin	25.1%	25.5%
20.8	28.5	Other operating income	41.4	48.8
(934.4)	(998.3)	Selling, general and administrative expenses	(1,885.0)	(1,986.2)
(3.6)	(8.3)	Other operating expenses	(6.0)	(12.0)

193.9	248.9	Operating profit	399.6	478.6
4.4%	5.2%	Operating margin	4.5%	5.0%
(50.2)	(167.2)	Finance costs	(102.0)	(236.3)
3.4	4.6	Income from investments	6.7	8.7

147.1	86.3	Profit before taxes and discontinued operations	304.3	251.0
(33.3)	(23.4)	Income tax expense	(85.6)	(78.0)

113.8	62.9	Net profit from continuing operations	218.7	173.0

2.9	21.9	Result from discontinued operations, net of tax	2.7	25.0
116.7	84.8	Net profit (before minority interests)	221.4	198.0

0.4	3.4	Net profit attributable to minority interests	3.3	5.2
116.3	81.4	Net profit attributable to equity holders of the Group (Group share in net profit)	218.1	192.8

		(in EUR, except number of shares)
		Net profit from continuing operations:
1.14	0.61	Basic earnings per share	2.17	1.74
1.11	0.59	Diluted earnings per share	2.11	1.67

		Group share in net profit:
1.17	0.84	Basic earnings per share	2.20	2.00
1.14	0.81	Diluted earnings per share	2.14	1.91

		Weighted average number of shares outstanding:
99,380,550	96,701,813	Basic	99,367,494	96,194,104
103,436,023	103,210,680	Diluted	103,413,011	103,079,771

100,280,507	99,723,010	Shares issued at the end of the 2nd quarter	100,280,507	99,723,010

99,421,901	98,797,972	Shares outstanding at the end of the 2nd quarter	99,421,901	98,797,972

1.5622	1.3481	Average USD per EUR exchange rate	1.5304	1.3291

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of EUR)	June 30, 2008	December 31, 2007	June 30, 2007
Assets
Non-current assets	6,486.2	6,624.9	6,788.2
Goodwill	2,315.8	2,445.7	2,637.2
Intangible assets	518.1	552.1	586.2
Property, plant and equipment	3,378.1	3,383.1	3,384.0
Investment property	38.8	40.0	33.6
Financial assets	217.1	194.0	138.1
Other non-current assets	18.3	10.0	9.1
Current assets	2,165.2	2,197.0	2,405.5
Inventories	1,222.9	1,262.0	1,331.3
Receivables and other assets	645.6	643.1	613.5
Financial assets	38.6	43.0	65.4
Cash and cash equivalents	258.1	248.9	395.3

Total assets	8,651.4	8,821.9	9,193.7

Liabilities
Total equity	3,539.5	3,676.0	3,685.8
Shareholder’s equity	3,491.9	3,627.3	3,646.7
Minority interests	47.6	48.7	39.1
Non-current liabilities	2,934.8	2,925.2	3,214.5
Long-term debt	1,924.1	1,911.7	2,100.1
Obligations under finance lease	559.4	595.9	616.9
Derivative instruments	—	—	2.1
Deferred taxes liabilities	203.3	171.5	188.5
Provisions	197.4	207.2	268.3
Other non-current liabilities	50.6	38.9	38.6
Current liabilities	2,177.1	2,220.7	2,293.4
Short-term borrowings	183.3	41.5	99.9
Long-term debt	4.4	108.9	49.4
Obligations under finance lease	37.4	39.0	37.6
Derivative instruments	1.1	1.1	—
Accounts payable	1,349.3	1,435.8	1,529.5
Other current liabilities	601.6	594.4	577.0

Total liabilities and equity	8,651.4	8,821.9	9,193.7

USD per EUR exchange rate	1.5764	1.4721	1.3505

Condensed Consolidated Statements of Cash Flows (Unaudited)

2nd Q 2008	2nd Q 2007	(in millions of EUR)	1st H 2008	1st H 2007
		Operating activities
116.7	84.8	Net profit (before minority interests)	221.4	198.0
		Adjustments for
100.1	106.3	Depreciation - continuing operations	200.5	213.3
12.4	12.8	Amortization - continuing operations	25.0	25.9
0.1	—	Depreciation and amortization - discontinued operations	0.2	—
(0.6)	1.4	Impairment - continuing operations	(0.5)	2.0
—	—	Impairment - discontinued operations	—	(1.4)
77.2	165.0	Income taxes, finance costs and income from investments	178.1	284.5
9.0	7.1	Other non-cash items	17.7	14.6
(27.8)	107.9	Changes in operating assets and liabilities	(60.2)	39.5
(103.7)	(123.0)	Interest paid	(135.3)	(151.5)
(0.2)	2.9	Interest and dividends received	3.0	9.4
(50.1)	(119.3)	Income taxes paid	(55.9)	(131.1)
133.1	245.9	Net cash provided by operating activities	394.0	503.2

		Investing activities
(64.1)	119.0	Business acquisitions and disposals	(76.3)	119.0
(171.8)	(147.6)	Purchase of tangible and intangible assets (capital expenditures)	(293.5)	(257.5)
(4.0)	5.0	Net investment in debt securities	(8.9)	(23.5)
77.3	(21.2)	Other investing activities	9.8	(18.8)
(162.6)	(44.8)	Net cash used in investing activities	(368.9)	(180.8)

(29.5)	201.1	Cash flow before financing activities	25.1	322.4

		Financing activities
(2.4)	21.6	Proceeds from the exercise of share warrants and stock options	(2.0)	41.2
(2.7)	(8.2)	Treasury shares purchased	(2.7)	(34.1)
(113.3)	(102.8)	Dividends paid (including dividends paid by subsidiaries to minority interests)	(113.6)	(103.2)
4.3	5.4	Escrow maturities	8.4	10.0
(33.5)	(135.4)	Borrowings under / repayments of long-term loans (net of direct financing costs)	(46.8)	(146.9)
113.8	78.7	Borrowings under / repayments of short-term loans	145.2	0.7
4.6	(5.3)	Settlement of derivative instruments	4.9	(5.3)

(29.2)	(146.0)	Net cash provided by (used in) financing activities	(6.6)	(237.6)

2.6	(1.5)	Effect of foreign currency exchange translation differences	(9.3)	(3.8)
(56.1)	53.6	Net increase/(decrease) in cash and cash equivalents	9.2	81.0
314.2	341.7	Cash and cash equivalents at beginning of period	248.9	314.3
258.1	395.3	Cash and cash equivalents at end of period	258.1	395.3

Condensed Consolidated Statements of Recognized Income and Expense (Unaudited)

2nd Q 2008	2nd Q 2007	(in millions of EUR)	1st H 2008	1st H 2007
0.1	10.4	Amortization of deferred gain/(loss) on hedge, net of tax	0.2	11.1
(2.6)	(1.0)	Unrealized gain/(loss) on securities held for sale, net of tax	(1.2)	(0.8)
2.5	(67.2)	Exchange differences gain/(loss) on foreign currency translation	(211.4)	(108.2)

—	(57.8)	Net expense recognized directly in equity	(212.4)	(97.9)
116.7	84.8	Net profit	221.4	198.0

116.7	27.0	Total recognized income and expense	9.0	100.1
0.4	3.4	Amount attributable to minority interest	3.3	5.2
116.3	23.6	Amount attributable to equity holders of the Group	5.7	94.9

Notes (Unaudited)

General Information

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the three months ended June 30, 2008 were authorized for issue by the Board of Directors on August 1, 2008.

Basis of Presentation and Accounting Policies

This report presents unaudited interim condensed consolidated financial statements and has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. As of June 30, 2008, the accounting standards and interpretations endorsed by the EU are identical to the standards and interpretations issued by the IASB with the exception of IAS 39 Financial Instruments: Recognition and Measurement, only partially endorsed by the EU. The difference between IAS 39 as issued by the IASB and as endorsed by the EU has no effect on our consolidated financial statements. Consequently, Delhaize Group’s annual consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB, and this quarterly report is presented in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”. The financial statements should be read in conjunction with Delhaize Group’s annual financial statements as at December 31, 2007 included in Delhaize Group’s 2007 Annual Report, because the financial statements herein do not include all the information and disclosures required in the annual financial statements. The accounting policies applied herein are consistent with those applied in Delhaize Group’s 2007 consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued at the date of authorization of these interim condensed financial statements, but not yet effective at the balance sheet date.

Acquisitions

P.L.L.C.

On February 14, 2008, Alfa-Beta completed the 100% acquisition of P.L.Logistics Center – Dianomes – Apothikefsis—Logistics (P.L.L.C.) for an amount of EUR 12.2 million. This company owns mainly land and construction permits at Inofyta, Greece, where a new distribution center of fresh products will be constructed. The fair value of the acquired land amounts to EUR 8.5 million and a provisional goodwill of EUR 4.6 million was recognized, which will be finalized with the completion of the purchase accounting exercise in the next quarters. P.L.L.C. has been included in the consolidated financial statements as of February 14, 2008.

Plus Hellas

On April 1, 2008, Delhaize Group completed the 100% acquisition of the Greek retailer Plus Hellas through its subsidiary Alfa-Beta for an initial amount of EUR 69.5 million, subsequently contractually adjusted with EUR 4.5 million to EUR 65.0 million, and also incurred EUR 0.5 million directly attributable acquisition costs, bringing the total consideration to EUR 65.5 million. The Plus Hellas network consists of 34 stores and a distribution center (of which 11 stores and the distribution center are owned). Five Plus Hellas stores have been closed and the remaining 29 will be converted to Alfa-Beta banners. The interim condensed consolidated financial statements include the results of Plus Hellas for the three months from the acquisition date. The provisional purchase price allocation resulted in a provisional goodwill of EUR 10.4 million.

The fair value exercise and the final purchase price allocation of the Plus Hellas acquisition will be finalized in the course of the next quarters.

La Fourmi

Delhaize Group has entered into an agreement on March 31, 2008 to acquire La Fourmi, which operates 14 supermarkets (of which four are owned) in Bucharest, which will be integrated with Delhaize Group’s Romanian subsidiary Mega Image. The purchase price for 100% ownership of La Fourmi is EUR 18.6 million, subject to contractual adjustments. The acquisition of La Fourmi has been approved by the Romanian antitrust authorities on August 1, 2008 and is expected to close before the end of the third quarter of 2008.

Income Statement

Other Operating Income

2nd Q 2008	2nd Q 2007	(in millions of EUR)	1st H 2008	1st H 2007
6.6	6.8	Rental income	13.4	13.8
4.8	5.2	Recycling income	9.7	9.4
2.8	3.9	Services rendered to suppliers	6.8	6.9
2.2	7.2	Sale of businesses	2.7	7.7
1.1	0.7	Gain on sale of property, plant and equipment	1.4	1.8
0.4	0.7	Services rendered to wholesale customers	0.8	1.1
0.7	0.8	Return check services	1.7	1.9
2.2	3.2	Other	4.9	6.2

20.8	28.5	Total	41.4	48.8

Other Operating Expenses

2nd Q 2008	2nd Q 2007	(in millions of EUR)	1st H 2008	1st H 2007
(1.1)	(2.8)	Store closing and restructuring expenses	(1.7)	(4.9)
0.6	(1.5)	Impairment	0.5	(2.0)
(3.1)	(5.5)	Loss on sale of property, plant and equipment	(4.5)	(6.4)
—	1.5	Other	(0.3)	1.3

(3.6)	(8.3)	Total	(6.0)	(12.0)

Balance Sheet and Cash Flow Statement

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2008	3,627.3	48.7	3,676.0

Net income (expense) recognized directly in equity	(212.4)	—	(212.4)
Net profit	218.1	3.3	221.4

Total recognized income and expense for the period	5.7	3.3	9.0

Capital increases	—	—	—
Conversion of convertible bonds	—	—	—
Treasury shares purchased	(2.7)	—	(2.7)
Treasury shares sold upon exercise of employee stock options	0.9	—	0.9
Tax payment for restricted shares vested	(2.9)	—	(2.9)
Tax defiency on employee stock options and restricted shares	(2.1)	—	(2.1)
Share-based compensation expense	9.8	—	9.8
Dividends declared	(144.1)	(4.4)	(148.5)

Balances at June 30, 2008	3,491.9	47.6	3,539.5

Shares issued	100,280,507
Treasury shares	858,606
Shares outstanding	99,421,901

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2007	3,525.2	36.2	3,561.4

Net income (expense) recognized directly in equity	(97.9)	—	(97.9)
Net profit	192.8	5.2	198.0

Total recognized income and expense for the period	94.9	5.2	100.1

Capital increases	33.1	—	33.1
Conversion of convertible bonds	125.2	—	125.2
Treasury shares purchased	(34.1)	—	(34.1)
Treasury shares sold upon exercise of employee stock options	11.9	—	11.9
Tax payment for restricted shares vested	(3.7)	—	(3.7)
Excess tax benefit on employee stock options and restricted shares	14.2	—	14.2
Share-based compensation expense	10.2	0.1	10.3
Dividends declared	(130.2)	(2.4)	(132.6)

Balances at June 30, 2007	3,646.7	39.1	3,685.8

Shares issued	99,723,010
Treasury shares	925,038
Shares outstanding	98,797,972

Issuance and Repurchase of Equity Securities

In the second quarter of 2008, Delhaize Group did not issue new shares, purchased 51,867 of its own shares, and used 109,301 of its treasury shares. During the first half of 2008, Delhaize Group did not issue new shares, purchased 51,867 of its own shares, and used 132,210 of its treasury shares. Delhaize Group owned 858,606 treasury shares at the end of June 2008.

Dividends

On May 22, 2008, Delhaize Group’s shareholders approved the distribution of a EUR 1.44 gross dividend for 2007. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.08 per share. The 2007 dividend was payable to owners of ordinary shares as of May 30, 2008 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 11, 2008.

Issuance, Repurchases and repayments of Debt

•	In May 2008, Alfa-Beta issued a 5-year EUR 80.0 million bond with a 5.1% coupon rate.

•	In May 2008, Delhaize Group repaid EUR 100.0 million bonds with a 8.0% coupon rate.

Property, Plant and Equipment

During the first half of 2008, Delhaize Group added EUR 280.9 million in property, plant and equipment, including EUR 12.9 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 6.3 million.

Related-Party Transactions

In June 2008, an aggregate number of 176,400 stock options and warrants and 35,886 restricted shares were granted to members of the Executive Management.

Risks

In accordance with Article 13 of the Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the company are unchanged from those described on pages 56 through 59 of the 2007 Annual Report. On a regular basis, the Board of Directors and company management evaluate the business risks that confront Delhaize Group.

Contingencies

In February 2008, Delhaize Group became aware of an illegal data intrusion into Hannaford’s computer network that resulted in the theft of credit card and debit card number information of Hannaford and Sweetbay customers. Also affected are certain, independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. Delhaize Group believes that this information was potentially exposed from approximately December 7, 2007 through early March 2008. There is no evidence that any personal information, such as names or addresses was accessed or obtained. Various litigations and claims have been filed against Hannaford and affiliates on behalf of customers and others seeking damages and others related relief allegedly arising out of the data intrusion. Hannaford intends to defend such litigation and claims vigorously although it cannot predict the outcome of such matters. At this time, Delhaize Group does not have sufficient information to reasonably estimate possible expenses and losses, if any, which may result from such litigation and claims.

Share-based payments

In May 2008, Delhaize Group granted 465,820 restricted stock unit awards and 531,144 warrants to associates of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan”. The fair value for the restricted stock unit awards is USD 74.76 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 74.76, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per option is USD 14.35 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.40%
Expected volatility	25.70%
Risk-free interest rate	3.18%
Expected term in years	3.9

During June and July 2008, Delhaize Group granted 234,018 stock options to associates of its non-U.S. operating companies, at an exercise price of EUR 49.25. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the acceptance period, and amounts to EUR 7.41. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.45%
Expected volatility	27.10%
Risk-free interest rate	4.30%
Expected term in years	5.0

OTHER FINANCIAL AND OPERATING INFORMATION (unaudited)

Use of non-GAAP (generally accepted accounting principles) financial measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group can differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

Number of Stores

	End of 2007	End of 1st Q 2008	Change 2nd Q 2008		End of 2nd Q 2008		End of 2008 Planned
United States	1,570	1,574	+1	(1)	1,575		1,594-1,599	(2)
Belgium	738	748	+4		752	(3)	784-789
Greece	159	160	+34		194		205	(4)
Romania	22	23	+1		24		40	(5)
Indonesia	56	56	+1		57		63

Total	2,545	2,561	+41		2,602		2,686-2,696

(1)	Including the opening or acquisition of five new stores, the closing of two stores that were relocated and the closing of two other stores.
(2)	In 2008, Delhaize Group expects to open 37 to 42 new supermarkets in the U.S. The Group plans to close seven stores to be relocated and six other stores. This will result in a net increase of 24 to 29 stores.
(3)	Including 34 stores in the Grand-Duchy of Luxembourg and four stores in Germany.
(4)	Including 29 Plus Hellas stores.
(5)	Including the 14 La Fourmi stores to be acquired as announced on March 31, 2008.

Organic Revenue Growth Reconciliation

2nd Q 2008	2nd Q 2007	% Change	(in millions of EUR)	1st H 2008	1st H 2007	% Change
4,454.3	4,812.9	-7.5%	Revenues	8,953.2	9,525.3	-6.0%
484.3	—		Effect of exchange rates	928.0	—
4,938.6	4,812.9	2.6%	Revenues at identical exchange rates	9,881.2	9,525.3	3.7%
—	(25.3)		Divestitures	—	(47.4)
(10.7)	—		Acquisitions	(10.7)	—
4,927.9	4,787.6	2.9%	Organic revenue growth	9,870.5	9,477.9	4.1%

Free Cash Flow Reconciliation

2nd Q 2008	2nd Q 2007	(in millions of EUR)	1st H 2008	1st H 2007
133.1	245.9	Net cash provided by operating activities	394.0	503.2
(162.6)	(44.8)	Net cash used in investing activities	(368.9)	(180.8)
4.0	(5.0)	Net investment in debt securities	8.9	23.5

(25.5)	196.1	Free cash flow	34.0	345.9

Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	June 30, 2008	December 31, 2007	June 30, 2007
Non-current financial liabilities	2,483.5	2,507.6	2,717.0
Current financial liabilities	225.1	189.4	186.9
Derivative liabilities	1.1	1.1	2.1
Derivative assets	(87.3)	(52.8)	(3.5)
Investment in securities - non-current	(107.0)	(116.2)	(110.7)
Investment in securities - current	(34.1)	(36.2)	(51.8)
Cash and cash equivalents	(258.1)	(248.9)	(395.3)

Net debt	2,223.2	2,244.0	2,344.7
Net debt to equity ratio	62.8%	61.0%	63.6%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	2nd Q 2008			2nd Q 2007	2008/2007
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4,454.3	484.3	4,938.6	4,812.9	-7.5%	2.6%
Operating profit	193.9	24.4	218.3	248.9	-22.1%	-12.3%
Net profit from continuing operations	113.8	13.2	127.0	62.9	80.9%	101.9%
Basic EPS from continuing operations	1.14	0.13	1.27	0.61	86.9%	108.2%
Net profit (Group share)	116.3	11.3	127.6	81.4	42.9%	56.8%
Basic earnings per share	1.17	0.11	1.28	0.84	39.3%	52.4%
Free cash flow	(25.5)	(15.3)	(40.8)	196.1	-113.0%	-120.8%

(in millions of EUR, except per share amounts)	1st H 2008			1st H 2007	2008/2007
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	8,953.2	928.0	9,881.2	9,525.3	-6.0%	3.7%
Operating profit	399.6	47.5	447.1	478.6	-16.5%	-6.6%
Net profit from continuing operations	218.7	23.5	242.2	173.0	26.4%	40.0%
Basic EPS from continuing operations	2.17	0.23	2.40	1.74	24.7%	37.9%
Net profit (Group share)	218.1	21.5	239.6	192.8	13.1%	24.3%
Basic earnings per share	2.20	0.21	2.41	2.00	10.0%	20.5%
Free cash flow	34.0	5.6	39.6	345.9	-90.2%	-88.6%

	June 30, 2008			December 31, 2007	Change
Net debt (in millions of EUR)	2,223.2	60.8	2,284.0	2,244.0	-0.9%	1.8%

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group and Craig Owens, Executive Vice President and Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a)	these interim condensed consolidated financial statements for the six month period ending June 30, 2008 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b)	the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first six months of the fiscal year 2008 and their effects on the interim financial statements, as well as an overview of the most significant risks and uncertainties we are confronted with.

Brussels, August 1, 2008

Pierre-Olivier Beckers	Craig Owens
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying consolidated condensed balance sheet, condensed income statement, condensed statement of cash flow, condensed statement of recognized income and expense and notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the six months period ended June 30, 2008. The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the six months period ended June 30, 2008 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

The full report of the statutory auditor on the limited review of the interim consolidated financial information can be found on Delhaize Group’s website at www.delhaizegroup.com.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 7, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President